FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2010 (No.8)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

    The Registrant announces that a quorum was not present at its Annual General Meeting of Shareholders. Therefore the Meeting shall stand adjourned for one week, and shall convene on October 31, 2010 at 11:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, the persons present (personally or by proxy) shall constitute a quorum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 26, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary